Exhibit 12.2

UAP HOLDING CORP.

Pro Forma Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended 2004	Twenty-Seven Weeks Ended August 29, 2004	Twelve Months Ended August 29, 2004
Fixed Charges as Defined:
Interest expense	$38,448	20,950	38,913
Interest component of lease rents	13,397	6,692	12,847

Total fixed charges (A)	$51,845	27,642	51,760

Earnings as Defined:
Pretax income (loss)	$70,859	79,202	65,468
Add fixed charges	51,845	27,642	51,760

Earnings and fixed charges (B)	$122,704	106,844	117,228

Ratio of earnings to fixed charges (B/A)	2.37x	3.87x	2.26x